                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                   1 July 2003


                               PREMIER FARNELL PLC
                               -------------------

                               PREMIER FARNELL PLC
                               -------------------
                  (Translation of registrant's name in English)

                       Armley Road, Leeds, West Yorkshire
                                LS12 2QQ, England
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F    X            Form 40-F
                                       ---                     ---

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes                       No  X
                               ---                      ---

         If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-........

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                    PREMIER FARNELL PLC
                                                        (Registrant)


         Date: July 1, 2003                         By: Steven John Webb
                                                        ----------------
                                                    Steven John Webb
                                                    Group Company Secretary and
                                                    General Counsel

EXHIBITS

1. On June 26, 2003 Premier Farnell plc ("the Company") filed a notification of Major interests in Shares with the London Stock Exchange.

         The said notification, a copy of which is attached hereto as Exhibit 1 and incorporated herein by reference, relates to information received from The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Research and Management Company, Capital International Inc. and Capital Guardian Trust Company to the effect that its notifiable interest at 24 June, 2003 amounted to 24,760,886 Ordinary Shares of 5p each in the Company, being 6.832% of the Company's issued ordinary share capital

2. On July 1, 2003, Premier Farnell plc issued an announcement, the text of which is attached hereto as Exhibit 2 and incorporated herein by reference, relating to the appointment of Laurence Bain as a director of the Company with immediate effect.

EXHIBIT 1

                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

-------------------------------------------------------------------------------------------------------------------------
1.    NAME OF COMPANY                                    2.  NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

      PREMIER FARNELL PLC                                    THE CAPITAL GROUP COMPANIES, INC. ON BEHALF OF ITS
                                                             AFFILIATES, INCLUDING CAPITAL RESEARCH AND MANAGEMENT
                                                             COMPANY, CAPITAL INTERNATIONAL INC. AND CAPITAL GUARDIAN
                                                             TRUST COMPANY
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
3.    PLEASE STATE WHETHER NOTIFICATION INDICATES THAT   4.  NAME OF THE REGISTERED HOLDER(S) AND, IF MORE THAN ONE
      IT IS IN RESPECT OF HOLDING OF THE SHAREHOLDER         HOLDER, THE NUMBER OF SHARES HELD BY EACH OF THEM
      NAMED IN 2 ABOVE OR IN RESPECT OF A
      NON-BENEFICIAL INTEREST OR IN THE CASE OF AN           Chase Nominees Limited            23,938,886
      INDIVIDUAL HOLDER IF IT IS A HOLDING OF THAT           Midland Bank plc                     480,000
      PERSON'S SPOUSE OR CHILDREN UNDER THE AGE OF 18        Nortrust Nominees                    258,900
      IN RESPECT OF NON-BENEFICIAL HOLDINGS OF THE           State Street Nominees Ltd             40,000
      SHAREHOLDERS NAMED IN 2 ABOVE.                         JPM Nominees Ltd                      43,100

---------------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------------------
5.    NUMBER OF              6.  PERCENTAGE OF ISSUED    7.  NUMBER OF SHARES/AMOUNT   8.  PERCENTAGE OF ISSUED CLASS
      SHARES/AMOUNT OF           CLASS                       OF STOCK DISPOSED
      STOCK ACQUIRED

      NOT DISCLOSED              NOT DISCLOSED               N/A                           n/a

-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
9.   CLASS OF SECURITY                                   10. DATE OF TRANSACTION       11.  DATE COMPANY INFORMED

     ORDINARY SHARES OF 5P EACH                              NOT DISCLOSED                  26 JUNE 2003


-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
12.   TOTAL HOLDING FOLLOWING THIS NOTIFICATION          13. TOTAL PERCENTAGE HOLDING OF ISSUED CLASS FOLLOWING THIS
                                                             NOTIFICATION

      24,760,886                                             6.832%


-------------------------------------------------------------------------------------------------------------------------
14.   ANY ADDITIONAL INFORMATION                         15. NAME OF CONTACT AND TELEPHONE NUMBER FOR QUERIES
                                                             STEVEN WEBB
                                                             COMPANY SECRETARY
                                                             PREMIER FARNELL PLC
                                                             150 ARMLEY ROAD
                                                             LEEDS
                                                             LS12 2QQ
                                                             TEL. 0113 387 5277


-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
16.   NAME AND SIGNATURE OF AUTHORISED COMPANY OFFICIAL RESPONSIBLE FOR MAKING THIS NOTIFICATION

      STEVEN WEBB
      COMPANY SECRETARY
-------------------------------------------------------------------------------------------------------------------------

DATE OF NOTIFICATION:  26  JUNE 2003

-------------------------------------------------------------------------------------------------------------------------

EXHIBIT 2

1st July 2003

New Director

Premier Farnell, the global marketer and distributor of electronic, maintenance, repair, operations and specialist products and services announces the appointment of Laurence Bain, Chief Operating Officer, to the Board of Directors with immediate effect. Mr Bain, aged 49, joins John Hirst, Group Chief Executive and Andrew Fisher, Group Finance Director as executive Directors.

Sir Malcolm Bates, Chairman, said "Laurence Bain joined the Company as Chief Operating Officer in July 2002. Over the past year he has made a significant contribution to the business, concentrating on driving operational improvements and synergies across the Premier Farnell Group. His promotion to the Board of Directors is well deserved."

Prior to his present appointment, Mr Bain spent eighteen years with Motorola, latterly as Vice President and Director of Operations for the Personal Communication Sector in Europe, Middle East and Africa.

There are no details to be disclosed pursuant to Listing Rule 16.4.

For further information contact:

Premier Farnell plc           Nicholas Ross         +44 (0) 207 851 4100
Financial Dynamics            Richard Mountain      +44 (0) 207 269 7291